Exhibit 99.1

James Beer Joins Hut 8 Mining as SVP of Operations

Mr. Beer brings two decades of experience with Canadian technology leaders to Hut 8 to support the company's growth objectives

TORONTO, Feb. 15, 2022 /CNW/ - Hut 8 Mining Corp. (Nasdaq: HUT) (TSX: HUT) ("Hut 8" or "the Company"), one of North America's largest, innovation-focused digital asset mining pioneers, supporting open and decentralized systems since 2018, is pleased to announce the appointment of James Beer to the new role of Senior Vice President, Operations, effective February 22, 2022. Mr. Beer joins Hut 8's growing and diverse leadership team under the direction of CEO Jaime Leverton to support scaling and expansion of the Company's diversified operations.

James Beer (CNW Group/Hut 8 Mining Corp)

Mr. Beer brings more than 20 years of leadership experience within service provider organizations serving mission critical facilities operations, colocation, site design and construction, network architecture, security, and managed services.

"We are delighted to bring James on board Hut 8's executive leadership team to help create incremental value as we continue to scale and diversify," said Jaime Leverton, Chief Executive Officer of the Company. "James brings with him an expertise and track record aligned to our vision for Hut 8 and will be instrumental in driving growth and innovation as he oversees our data center operations."

Over the last two decades, James has participated in multiple merger and acquisition transactions focused on integration, building growth engines, and value creation.

"I look forward to being a part of Hut 8 and to building on the Company's incredible innovation and momentum within the traditional data center and managed services realms," said Mr. Beer. "As industry becomes increasingly digitized, it's exciting to be working at the cutting-edge of high performance computing technologies being developed for the next generation."

About the Company:

Hut 8 is one of North America's largest innovation-focused digital asset miners, led by a team of business-building technologists, bullish on bitcoin, blockchain, web 3.0 and bridging the nascent and traditional high performance computing worlds. With two digital asset mining sites located in Southern Alberta and a third site in North Bay, Ontario, all located in Canada, Hut 8 has one of the highest capacity rates in the industry and one of the highest inventories of self-mined Bitcoin of any crypto miner or publicly-traded company globally. With 36,000 square feet of geo-diverse data center space and cloud capacity connected to electrical grids powered by significant renewables and emission-free resources, Hut 8 is revolutionizing conventional assets to create the first hybrid data center model that serves both the traditional high performance compute (web 2.0) and nascent digital asset computing sectors, blockchain gaming, and web 3.0. Hut 8 was the first Canadian digital asset miner to list on the Nasdaq Global Select composite index and the first blockchain company to be added to the S&P/TSX Composite Index in 2021. Hut 8's team of business building technologists are believers in decentralized systems, stewards of powerful industry-leading solutions, and drivers of innovation in digital asset mining and high-performance computing, with a focus on ESG alignment. Through innovation, imagination, and passion, Hut 8 is helping to define the digital asset revolution to create value and positive impacts for its shareholders and generations to come.

Cautionary Note Regarding Forward–Looking Information

This press release includes "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities laws and United States securities laws, respectively (collectively, "forward-looking information"). All information, other than statements of historical facts, included in this press release that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Company's businesses, operations, plans and other such matters is forward-looking information. Forward-looking information is often identified by the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "allow", "believe", "estimate", "expect", "predict", "can", "might", "potential", "predict", "project", "is designed to", "likely" or similar expressions and includes, among others, statements regarding management's expectations, expertise, projections, estimates or characterizations of future events or circumstances, the Company's growing and diverse leadership team, the Company's ability to scale, expand, and diversify operations, the Company's ability to grow and create incremental value, high-performance computing technologies, and the Company's ability to build on innovation and momentum within the data center and managed services realms.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by Hut 8 as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including that the anticipated timing for completion of the construction and development activities at the Company's third mining site in North Bay, Ontario will be further delayed as a result of global supply chain impacts, the Company's ability to make interest payments on any drawn portions of loan with Trinity Capital, the impact of general economic conditions on the Company, industry conditions, currency fluctuations, taxation, regulation, changes in tax or other legislation, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility, political and geopolitical instability and the Company's ability to access sufficient capital from internal and external sources. The foregoing and other risks are described in greater detail in the "Risk Factors" section of the Company's Annual Information Form dated March 25, 2021, which is available on www.sedar.com. These factors are not intended to represent a complete list of the factors that could affect Hut 8; however, these factors should be considered carefully, and you should not place undue reliance on any forward-looking information. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking information contained in this press release are made as of the date of this press release, and Hut 8 expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or circumstances, or otherwise, except as required by law. New factors emerge from time to time, and it is not possible for Hut 8 to predict all of these factors or to assess in advance the impact of each such factor on Hut 8's business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking information. The forward-looking information contained in this press release is expressly qualified by this cautionary statement.

Related Links: www.hut8mining.com

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%SEDAR: 00033355E

For further information: Media Contact: Hut 8, dea.masottipayne@northstrategic.com

CO: Hut 8 Mining Corp

CNW 07:30e 15-FEB-22